Filed by John Bean Technologies Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

John Bean Technologies Corporation

(Commission File No. 001-34036)

Marel hf.

06-20-2024

John Bean Corporation

JBT and Marel Combination Conference Call

CORPORATE SPEAKERS:

Kedric Meredith

John Bean Corporation; Vice President of Corporate Development and Investor Relations

Brian Deck

John Bean Corporation; President and Chief Executive Officer

Arni Sigurdsson

Marel; Chief Executive Officer

Matthew Meister

John Bean Corporation; Executive Vice President and Chief Financial Officer

PARTICIPANTS:

Mircea Dobre

Baird; Analyst

Walter Liptak

Seaport Research; Analyst

PRESENTATION:

Operator^ Welcome to the Joint Conference Call to discuss the Combination of JBT and Marel.

(Operator Instructions) I will now turn the call over to JBT’s Vice President of Corporate Development and Investor Relations, Kedric Meredith, to begin today’s conference.

Kedric Meredith^ Thank you, Regina. And good morning and afternoon, everyone.

We appreciate you joining this special transaction call to further discuss the exciting future combination of JBT and Marel. This call is in anticipation of the launch of the voluntary takeover offer for all the outstanding shares of Marel. The combination of JBT and Marel is subject to certain closing conditions, and we continue to plan for a year end 2024 close. Before we begin, this call and webcast are accompanied by a slide presentation, which is available on the Investor Relations section of JBT’s website.

Please turn to Slide 2. In today’s call we will use forward-looking statements that are subject to the safe harbor language in our press release, 8-K filing and the associated presentation. JBT’s periodic SEC filings also contain information regarding risk factors that may have an impact on financial results as well as the completion of the transaction with Marel.

These documents are available in the Investor Relations section of our website. This discussion will also include references to certain non-GAAP measures. A reconciliation of these measures to the most comparable GAAP measure can be found in the associated presentation. Now on to Slide 4.

With me on the call today are Brian Deck, JBT’s President and Chief Executive Officer; Arni Sigurdsson, Marel’s Chief Executive Officer; and Matt Meister, JBT’s Executive Vice President and Chief Financial Officer. With that, I’ll turn the call over to Brian, who will continue today’s presentation on Slide 5.

Brian Deck^ Thanks, Kedric and welcome everyone, to our first joint JBT and Marel combination call as we advance towards a future combination of our businesses.

The JBT and Marel teams have been working diligently on the transaction, and we greatly appreciate your patience during the last few months as we progressed to this point today.

During today’s joint call we will be discussing the meaningful and positive impact that the combination of JBT and Marel is expected to have for our customers, shareholders, employees and other stakeholders. Starting on Slide 5, we’re excited to leverage the full power of JBT and Marel to ultimately have a greater impact on the global food supply chain by transforming and fortifying the way food is processed and prepared.

The combination of two highly complementary food and beverage solutions companies will create tremendous benefits for our customers as our leading technology and service solutions will solve customer pain points. Products will also enhance the efficiency of customers’ operations, allowing them to allocate their internal resources more productively. Combining JBT and Marel’s purpose-driven talent organization will drive beneficial outcomes for customers while creating a platform for attractive value creation for shareholders.

Moving to Slide 6. I will introduce Arni Sigurdsson, the CEO of Marel and future President of JBT Marel Corporation to provide his observations regarding the similar purpose and vision of our businesses.

Arni Sigurdsson^ Thank you, Brian. It is a pleasure to be here with the JBT team and speaking with you all today. I’m very proud of what the Marel team has accomplished since their beginning in Iceland in 1983.

Over time, we have built a leading global platform of equipment, software and services for our customers in the food processing industry, which are complementary to JBT. Marel’s technology and aftermarket capabilities focus mainly on poultry, meat, seafood, and pet food across the value chain.

As you will see throughout, JBT and Marel are serving similar customers, but mostly within different parts of the processing value chain. By combining our businesses, we’ll have greater scale and offering to be a partner of choice for our customers.

To further that, on Slide 6, you will see that the complementary nature of JBT and Marel starts at the very top with the shared purpose and vision. The values of the two companies are also well aligned with focus on our people and customers through integrity, collaboration and unity. Moreover, the two companies have innovation at the center and focus on growth and performance.

Our goals are aligned to create a more sustainable food chain with customer focus.

But the more time the JBT and Marel teams have spent together, the more we have realized the similarities and how we complement one another. Moving to Slide 7.

As we’ve said throughout this process, JBT has long admired, Marel’s leading technology and brands, global presence and history of innovation and customer outcomes. JBT and Marel’s extensive collaboration over the last several months has strengthened our belief that combining our two complementary businesses will create a leading global food and beverage solutions company with the opportunity to create meaningful value.

Slide 7 details the compelling rationale for this deal. The combined company will have broad participation in leading technology across resilient and growing end markets.

Increased customer engagement will be at the forefront of JBT and Marel’s complementary products. Holistic application knowledge and global reach will provide broader integrated solutions and a better value proposition for customers. The scale and breadth of the talented sales and service organization will enable improved customer care reach and service levels. JBT and Marel also have complementary software and digital tools.

The combined digital ecosystem will provide greater insights for customers, allowing them to more effectively manage their operations as well as predict and prescribe maintenance, all in support of more uptime and output.

Our collective products and solutions along with our purpose driven culture will have a greater impact and support of our customers’ sustainability efforts and to reduce food and packaging waste while lowering the use of critical energy and water resources.

Additionally, the exceptional talent of the combined company will have deeper knowledge of food and beverage processing technology, markets and applications, enabling more innovation and opportunity to attract, develop and retain team members.

And finally, the compelling industrial logic and increased scale of this combination is expected to generate significant cost efficiencies, along with the opportunity for additional revenue synergies from cross-selling, enhanced service and an overall improved value proposition. Moving to the transaction summary on Slide 8, JBT’s initial proposal to acquire all of the outstanding shares of Marel was disclosed to the public in November of 2023.

Since then, the JBT and Marel’s teams have been collaborating to complete the items required in a cross-border transaction. Yesterday the Icelandic Financial Supervisory Authority, or FSA, approved the offer document and the approval of the Icelandic offering prospectus is imminent, and we have initiated the required retail marketing period in Iceland. After this period, we expect to officially launch the voluntary takeover offer next week.

We structured the combination to provide better outcomes for customers, shareholders, employees and broader stakeholders. JBT approached this transaction in a disciplined manner, targeting meaningful returns, a better combined operating business and financial flexibility for the pro forma company. JBT is offering to acquire all outstanding shares of Marel.

Subject to a proration feature, Marel shareholders will be able to elect to receive cash, stock or a combination of cash and stock. This proration will result in an overall consideration mix of about 65% stock and about 35% cash.

In aggregate, Marel shareholders will receive approximately EUR 950 million in cash and hold approximately 38% interest in the combined company.

So I would actually add that as we have collectively structured the transaction, we all recognize that Marel’s success as one of the largest companies in Iceland, has been driven by its leading technology, customer-focused mindset and high-performing people and culture.

As such, it was and remains important to Marel, JBT and the Board of Directors of both companies to form a combined organization that builds upon Marel’s heritage, and that is demonstrated through the name of the combined company, the secondary listing on Nasdaq Iceland and recognizing the cultural importance of Marel’s facility in Gardabaer, Iceland.

Finally, I would like to highlight a strong corporate governance structure for the combined company as the Board of Directors will consist of five independent directors from the pre-closing JBT Board of Directors, four independent directors from the Marel Board along with myself as CEO of the company, enabling the combined business to leverage the collective experience from this diverse group of leaders.

Slide nine provides an overview for both JBT and Marel and begins to highlight the highly complementary nature of our two businesses, which will provide greater scale and value for our customers around the world. JBT has a long history as a leading solutions and service provider to high-value segments of the food and beverage industry. JBT’s broad processing solutions are used in a variety of diverse food and beverage end markets including poultry, beverages, fruit and vegetables, ready meals, warehouse automation, meat, pharmaceuticals and nutraceuticals, pet food and seafood.

During the last four quarters ending March 31, we achieved revenue of about USD 1.7 billion and successfully grew our adjusted EBITDA margin to 16.6%.

On the Marel side, for the last four quarters ending on March 31, our team of 7,300 people in over 30 countries generated about USD 1.8 billion of revenue and an adjusted EBITDA margin of 12.4% with a continued focus on improving our margins.

Moving to Slide 10. The combined company is focused on attractive markets where consumption has healthy growth prospects. Protein consumption growth is expected to remain durable, in the low to mid-single digits, driven by population growth and increased per capita consumption overall. Poultry is expected to be a winning protein due to consumer advantages related to affordability, versatility, ease of preparation and high nutritional value. Poultry also has a lower environmental footprint as chickens convert feed into meat more efficiently.

Requiring fewer resources per kilogram and shorter life cycle. Consumers’ lifestyles are evolving and nutritional preferences are also evolving that are driving mid-single-digit plus growth in convenience food and ready-to-drink and functional beverages.

Additionally, global pet food market is continuing to grow around mid-single digits.

On Slide 11, we outline why the combined company should grow even faster than the end consumer markets. Not only do our customers need to fulfill the growing end market demand, but they are also focused on improving their own processing operations.

First, the end consumer is constantly evolving and demanding various SKUs for flavors and dietary preferences, which requires continuous innovation and new product introductions.

Second, our customers are putting great emphasis on operational efficiency and automation to address labor scarcity, increase yield and improve food safety and quality with less energy and water. Lastly, our customers are continuing to seek stronger partners across the value chain who can provide integrated solutions of equipment, software and leading customer care with capable and responsive parts and service delivery.

The combination of JBT and Marel will offer a breadth of solutions and services to meet our customers’ requirements around the globe, which allow us to target a mid-single-digit growth rate through the cycle.

Brian Deck^ Turning to Slide 12. It’s important to understand that JBT and Marel’s solution capabilities are complementary to one another. This slide will not comprehensive of the full set of solutions the combined company will offer highlights the illustrative capabilities across the value chain for poultry processing as well as pet food solutions.

You can see there are a few overlapping offerings with Marel’s strengths, largely in primary and secondary processing while JBT strengths are largely in further end-of-line processing. Together, this combination will enable deeper application knowledge, along with fuller solution offerings, allowing customers to access a broader set of core and integrated technology and service solutions around the globe. [JBT Marel] enhanced customer care capabilities on Slide 13.

Food and beverage processing equipment runs long hours each day as much as 18 hours most days of the week to keep pace with the constant drumbeat of demand. This makes the availability of spare parts, maintenance and service crucial to the success of our customers. The combination of JBT and Marel will enable greater scale and density of service technician resources around the world.

It’ll improve our partnership model with customers as we shift to proactive and predictive maintenance to improve efficiency and reduce downtime events.

We will also be able to improve lead times for key parts and service through our regional distribution centers in Europe and the U.S.

Arni Sigurdsson^ Turning to Slide 14. JBT and Marel have both been investing in their software and digital offerings in recognition of the value to the customers. Digital Solutions improve customer performance while providing opportunities for the combined company to improve service and capture greater share of wallet.

And we find that our respective solutions are complementary to one another.

For example, Marel solutions are mainly focused on manufacturing execution systems, line control and overall equipment efficiency.

JBT’s OmniBlu solution then meets Marel in the middle as it relates to machine effectiveness and efficiency but then furthers the specific equipment usage monitoring for the purpose of providing predictive maintenance and frictionless parts ordering and management. The combination of the two digital platforms will offer enhanced data insights for customers and improved efficiency as well as streamline future product development by leveraging our respective resources with a common goal.

Brian Deck^ On Slide 15, you will see that sustainability and innovation will continue to be core to who we are as we provide and further develop multifaceted solutions that enable customers to make better use of precious natural resources while driving efficiency and lowering costs. Together, we will leverage the combined technologies and resources we provide to customers to make a greater impact in advancing food security, quality and traceability.

With that, I’ll turn the call over to Matt Meister, CFO of JBT to provide details on our financial strategy and synergy expectations.

Matthew Meister^ Thanks, Brian. Starting on Slide 16. This combination’s enhanced scale will create a diverse and significant global provider of technology solutions to the food and beverage processing industry. With the expected recovery of core protein markets and continued deployment of new product introductions, digital capabilities and focused customer service efforts, the combined company is forecasted to grow revenue from about USD 3.5 billion in 2023 to about USD 4 billion for 2025.

From a mix perspective, nearly half of that revenue is expected to come from resilient recurring revenue streams such as spare parts and service, equipment leases and refurbishments.

Continuous improvement mindset, coupled with cost synergies, is expected to result in an adjusted EBITDA margin of about 16%.

And as we turn to Slide 17, the combined company will leverage JBT’s business system to drive a continuous improvement culture, which is proven to deliver financial and operational results. The current business system provides a set of tools and a rigorous process for leaders and teams to identify inefficiencies and take corrective actions.

Our pursuit of relentless continuous improvement requires performance reviews to be completed against a standard set of key performance metrics and creates the transparency and accountability to deliver results.

The JBT business system has been a key tool that enabled JBT to deliver over 350 basis points of margin expansion over the last five years, and we expect this framework will be a powerful tool for the future of JBT and Marel.

Scale and complementary nature of this combination is expected to drive compelling cost synergies, as shown on Slide 18, which will be supported by a dedicated integration team, third-party consulting support and our business system framework.

Since early April, when we completed the transaction agreement, the JBT and Marel teams have been working together to develop additional details on the expected cost synergies.

By the end of the first 12 months post-close, we expect to generate annual run rate cost savings of approximately $70 million, which we expect to grow to more than $125 million by the end of year three.

By the end of 2027, we expect synergies in cost of goods sold to result in more than $55 million of annual run rate savings, of which about $25 million to $35 million to come from direct material savings, primarily as we leverage the purchasing power of the combined business and transition to a more consolidated and efficient supply chain.

Indirect spend savings are estimated to be $15 million to $25 million with primary opportunities in logistics efficiencies and total spend reduction. The remaining portion should result from optimizing our operations across a larger manufacturing footprint.

In terms of operating expense, we anticipate more than $70 million of annual run rate savings by the end of year three post-close. Primarily through streamlining the organization and the elimination of redundancies across the various functions and public company costs.

Moving to Slide 19. The combination of our core technologies and leading businesses creates an opportunity for revenue uplift of greater than $75 million by the end of the third year post close, which we expect to convert at normal contribution margins. These revenue synergies are primarily the result of offering more integrated solutions across poultry processing, and the pull-through of equipment sales across our collective customer bases.

You can see that demonstrated on the illustrative equipment opportunity with U.S. poultry customers where JBT brings strength in coding, frying, cooking and freezing which are complementary to Marel’s strengths in grinding, mixing, forming inspection and check weighing as just one example.

Over time, we expect the strength of the combined organization will be able to better serve and penetrate attractive emerging markets where we anticipate outsized growth.

Now I’m on Slide 20, and we expect to not only create meaningful value from this combination but also maintain the financial flexibility to support continued investment in both organic and future inorganic growth. The transaction is expected to generate meaningful returns including cash EPS accretion within the first year post transaction close, as well as a double-digit ROIC within five years post close.

In support of the offer process, we have secured a bridge loan through the support of our banking partners.

However we expect to finance the cash portion of the transaction and the refinancing of Marel’s outstanding debt through the combination of cash on JBT’s balance sheet and a more traditional permanent financing structure of bank debt, term loans and potentially longer-term fixed rate instruments.

From a leverage perspective, the combined company is expected to achieve greater than 100% annual free cash flow conversion to net income.

And a combination of strong cash flows and growing EBITDA should allow us to delever quickly to well below 3x by the end of 2025.

With that, I’ll turn the call over to Brian to briefly discuss integration planning and closing remarks.

Brian Deck^ Thanks, Matt. Recognizing the scale and importance of this integration, we are implementing an internal integration office. Utilizing some of the top talent from each organization to promote success.

Additionally, we have engaged Boston Consulting Group, which is a highly developed design process in line with best practices and a proven track record for large-scale industrial integrations.

We have established a formal joint executive steering committee co-led by me and Arni.

Company has assigned a full-time executive level integration leader to take a daily hands-on role, dedicated multifunctional external and internal support such as finance, IT, HR, operations and supply chain.

The integration process utilizes a regular cadence of action plans and milestones to ensure consistent progress against established goals.

Importantly, we recognize the need to first appreciate and align with each other’s culture as a precursor to execution.

An integration playbook starts with organizational engagement and communication. This alignment is crucial for long-term success of the combined business.

Turning to our final summary on Slide 22.

We are incredibly excited about the opportunity to create a leading food and beverage technology company with an enhanced platform for value creation. The combined company will have greater exposure to resilient and growing end markets.

We will have deeper customer relationships, greater density and quality of service and enhanced digital offerings to support customers’ efficient operations.

Our greater scale and complementary technologies will improve customer cross-selling, customer care support and innovation.

Continuous improvement and action-oriented organization will drive a better operating company and synergy capture.

Putting all this together, we expect to deliver attractive returns for shareholders, provide meaningful outcomes for customers and demonstrate our greater purpose in the food supply chain. All of which will be enabled by our talented employees around the world.

Lastly, I would like to sincerely thank both the JBT and Marel teams for their continued support for our customers and each other.

With that, we’ll open the call to your questions.

QUESTION AND ANSWER:

Operator^ (Operator Instructions) Our first question will come from the line of Mig Dobre with Baird.

Mircea Dobre^ Yes. Thank you. Good morning, everyone. My first question, I’m curious your thoughts on the regulatory review process here.

I mean examples that you’ve given us on Slide 12.

Pointing to the technologies are complementary. There’s probably not a whole lot of overlap that we’re seeing on this slide.

But I’m curious as to what your thoughts are at this point, are there going to be any portions of the business that you think are going to garner more scrutiny and potentially lead to some divestitures here? Thank you.

Brian Deck^ Yes. Thanks and good morning, Mig.

Our current expectation is that we do not expect any divestitures.

As you saw from the U.S. antitrust where they decided to not do any further investigation.

We feel that similarly in the other jurisdictions they’re going to view it in a comparable way.

Obviously they’re going to have their own perspective.

But if you — by virtue of, you could see the minimal overlaps, really less than 10% is how we think of it.

We really think it’s a matter of education and investigation period.

But at the end of the day we do feel confident on that process.

It will take some months, we believe, for that process to play out.

However we have begun that, and we feel we’re in a good spot.

Mircea Dobre^ Okay. Then my follow-up, just maybe a point of clarification.

As you note in the slide here, there’s a bit of a differential in margins between JBT and Marel trailing margins and Marel, about 12%. When you talk about the combined entity having 16% margins in 2025, what assumptions are you making for Marel specifically, Marel’s margins in ‘25 and can you please also be clear as to whether or not those assumptions are inclusive of synergies or not?

Matthew Meister^ Yes, Mig, what we are assuming from a combined company perspective is that in 2025, there are meaningful synergies realized in the year, for sure.

And it’s about $35 million or so, $30 million to $35 million worth of synergies in that first year.

We’re also assuming that with the recovery of the core protein markets, especially the poultry market, that Marel will continue to benefit from the higher volume and see improved margins.

And they’ll start to build their margins back to what we saw Marel being able to perform prior to the Covid situation.

So their margins won’t be all the way back, but we are expecting continued improvement of the business as they continue to work on some of the challenges that they saw through coming through Covid.

Mircea Dobre^ But to be clear, the challenge with Marel’s margins as far as I can tell is not in poultry, it’s in fish and meat.

So again are you assuming normalization from a margin standpoint in those two verticals?

Brian Deck^ Yes.

I would say they are a little bit behind pace compared to the recovery of poultry, but we do expect by virtue of some of the work that Marel is already doing on the management of their business across all of their end markets that they will continue to make progress.

I think getting those two businesses over time to, I’d say more normalized will not be completed in 2025, but will be complete thereafter. Particularly, as we mentioned, we bring some of the operating cadence on our side.

Arni Sigurdsson^ Mig, just to add on that, I mean we are and will continue to work diligently on kind of, as I said earlier, on margin improvement on our side.

If you look at, for example, on the meat business, there’s obviously been quite a bit of headwinds whether it’s the African swine fever the inflation and kind of the challenging operating performance of our customers.

We’re starting to see positive signs on the performance of our customers, especially on the pork side.

So, we’re also looking towards seeing kind of improvements in the market there.

But we are doing — it is clear that there’s work to be done to improve the performance there as well and we’re working on that even pre-integration.

But we’re confident that we can get those businesses to deliver a healthy performance.

Operator^ (Operator Instructions) Our next question comes from the line of Walt Liptak with Seaport Research.

Walter Liptak^ Thanks, good morning. Congratulations on all the hard work.

So, one of the big benefits is better serving customers by keeping their machines up and running as well as providing more technology.

Can you tell us about the aftermarket opportunity?

I think you had some numbers in here, $75 million sales synergies.

Can you tell us what the — how much of that is aftermarket and what the future state of that aftermarket offering might look like?

Brian Deck^ Yes. Thanks, Walt. Yes.

So great question and probably one of the most exciting things about the opportunity is indeed the service and the software ecosystem that we’re able to provide.

As you know we’re both global companies.

However in general, service and support those are some of our most valued resources.

And to the extent that we can leverage each other’s big footprint. That’s really exciting to be able to provide that, I’ll say a more efficient and depth of service to our customers.

When you think about the revenue synergies that we’ve outlined to $75 million, that was predominantly focused on the equipment side.

In terms of what we see are clear path opportunities where we have opportunities where historically, they — our customers would have used third parties on some of these solutions.

But by offering an integration, an integrated solution, it takes the headaches away from our customers and allow them just simply more efficient operations.

And that’s what our customers have told us over the years, whatever we can do to bring these systems together to make them more efficient, take their headaches away.

It’s a big deal for them, right?

It’s very — these processing lines run fast, a lot of volume and requires a tremendous amount of efficiency and technology.

And when there’s multiple vendors involved. it does create some challenges and finger-pointing if — when the problems do arise.

So again so we focused on the equipment side, and that’s the near-term opportunity.

Over time, that will also enhance our aftermarket and customer care opportunities which we have — which will come along nicely, but we have not really identified specifically what that is part of the $75 million.

Arni Sigurdsson^ Yes. And maybe you can have — I think there is a great example.

I met a customer earlier this year focused on chicken nuggets. And as I walked through the plants, I mean they had a RevoPortioner from Marel. They had coating — then there was a coating machine from Alco, which is kind of JBT then you had the oven from Marel, then you had another coating from JBT and then you had a fryer and then JBT freezer.

So you can — just from that standpoint, just imagine if you can integrate that system better and make sure that it’s operating efficiently and there’s seamless flow and also that you can maybe cross-train on the service side.

So either you can get more utilization or just more frequent visits to kind of create a better service.

So I think that kind of speaks towards — speaks towards kind of the opportunity that we see.

And to give you an example, I always find this amazing, but they were doing 800 tons a week, three shifts per day six days a week.

So just kind of — what we need to do to kind of help our customers there is a lot, and I think there’s a lot of opportunity with the joint effort of the two businesses.

Brian Deck^ And what’s most exciting is when you think about what Arni just said and having these integration solutions, it builds a tremendous amount of trust and success for our customers.

So we don’t know how that will lead to ultimate future tag on sales or just as they grow their business.

But the way we think of it is if we’re the best partner from both a technology — equipment technology, software service, we think it just adds a tremendous amount of stickiness and strength of the customer relationships.

Walter Liptak^ Okay. And kind of staying along these lines, you guys talked about the software systems being complementary. JBT, you guys have spent a lot of time on the OmniBlu system, and Marel’s got their software system.

It sounds like it’s complementary to something different. How — are you going to combine those software systems?

Is there going to be a cost to that we should think about? And at what point do you start commercializing your OmniBlu to Marel customers and the other way around?

Brian Deck^ Sure.

Indeed, over time, we would expect to have a consolidated offering.

We think that the more that we can bring that visibility across multiple pieces of equipment and line visibility and leveraging the differences in our technology in the areas we focus. There is some overlap.

So we certainly would like to bring those teams together.

We have both tremendous talented teams, and we would certainly like to bring them together to do — to create the best possible tool for our customers.

Walter Liptak^ Okay. Great. And then just a couple of nits. You guys talked about the second half recovery in the past for orders?

And I wondered how second quarter poultry is doing?

It sounds like it’s — some of the fundamentals are getting better.

I wonder if you can kind of give us more of a formal update than the comments you gave?

Then also on some of the other issues, JBT that you guys talked about like the AGV order timing issue.

Brian Deck^ Right.

Our focus on this call is really on the combination, but I will refer you to some of the things that we talked about at that last earnings call. The fundamentals on poultry are clearly moving.

As we said, we did expect increased orders in the second quarter, both on that side as well as the AGV side.

So I would just say stay tuned.

We’re whatever about 45 days out from our next reporting period. And so we’ll update you in a comprehensive way at that point.

Walter Liptak^ Okay. Great.

Then maybe last one for Matt. Matt, the free cash flow, 100% of net income sounds good.

Could you give us an idea of what like the annual free cash flow run rate is going to look like for the combined company for 2024?

Matthew Meister^ Yes. Mig, I’m sorry, Walt, yes, I think from a cash flow perspective, a combined company, I don’t have the exact numbers in front of me to tell you that number specifically.

But I could tell you it’s going to be closer to about probably $300-or-so million — let me get that number, Walt, and I’ll follow up with you.

I don’t have that number in front of me, to be honest with you.

Brian Deck^ Both of us are intended to be over 100% free cash flow conversion for the year.

So we just have to — what that means in dollars.

But moreover, if you look at the structure of the combined businesses going forward, the cash flow opportunity here is pretty amazing.

We don’t have a tremendous amount of CapEx required in the grand scheme of things for our business.

Our working capital is fairly well contained by virtue of the fact that we get customer deposits on these large orders.

So the work capital profile of the combined company is good which is nice. Then the CapEx requirements are not extraordinary compared to maybe some other industries.

So we’re very excited about what that means. And we mentioned that as part of the deleveraging opportunities in the first year or two.

But thereafter, the ability to redeploy that capital is very exciting.

While this is a major step, and we’ll be focused on this for the next few years, on the integration of the two companies.

Over time, there are still plenty of opportunities in the marketplace, particularly in some of our other end markets, fruit and vegetable juices, ready meals, et cetera, end of line to continue to deploy capital as the market leader in our space.

Operator^ Our next question is a follow-up from the line of Mig Dobre with Baird.

Mircea Dobre^ Thanks so much for taking a follow-up. Just a couple of questions maybe on the synergies, and I appreciate you giving us such a good breakdown of where everything is coming from.

In year one for the $70 million that you’re targeting, is it fair for us to assume that most of this is from this operating expense bucket, the sales and marketing and G&A that’s coming in, in year one?

Matthew Meister^ Yes, Mig, I think that will be a decent portion of it given that’s the bigger portion of the overall synergy benefit. That $70 million, just to clarify, is just the run rate, not the actual realized amount.

But I do think as part of the integration work that we’re doing, the pre-integration work that we’re doing now we do have our third-party consulting teams also working with our individual supply chain teams in a clean room environment to try to start to identify what those opportunities are.

So once the actual transaction closes, and we can start working more collaboratively together on supply chain, we’re ready to kind of kick that off almost immediately once we close. And think that there are a lot of opportunities for crossover on the supply chain side, especially to start to combine our spend in very critical components as well as even stainless steel across to buy the two companies that will benefit the cost of goods sold early on in the integration process.

So I do think the operating expense will be a bigger portion upfront, but there is a decent amount that will come from the cost of goods sold piece as well.

Mircea Dobre^ Okay. On the general and administrative, call it, $60 million piece, pretty sizable relative to my own expectations. I’m sort of curious as to what the base is — the base expense from which you’re going to be generating the savings.

So maybe however you want to frame it, either as dollars or percentage. And how much of that is just a component that the pure public company cost elimination component within this bucket?

Matthew Meister^ Yes, Mig, I’m not going to provide those specific details of the total costs of the two companies together.

We have that in sort of some of the public filings that we have.

But I would say the public company costs are going to be relatively significant.

I mean you can imagine the cost associated with just running some of the public company activity does take a decent amount of investment.

So that’s probably going to be in the range of $5 million to $10 million just on the public company costs alone.

And then the remainder of it is going to be a lot of redundancies and back-office type activities, where we’ll be able to identify where there’s synergies to be able to reduce that investment in back office activity.

And so that’s a combination of resources as well as systems and tools that will allow us to see more efficiency across the two businesses together.

Brian Deck^ Yes.

I would even add that in particular, things like IT, where we have huge contracts collectively with our third-party vendors software that’s a meaningful part of the number beyond some of the other things that you might traditionally think of.

Mircea Dobre^ Okay. Maybe one last question on your go-to-market strategy going forward.

What’s the plan here? Do you still kind of have the sales forces go-to-market separately? Is it by brand?

Is it — are you going to try to integrate that? And it’s interesting because on the one side, you’re driving for savings in sales and marketing, but you’re also driving from revenue synergies from selling more, right? So maybe can you comment on that?

Brian Deck^ Sure.

So certainly where we do have overlap and complementary technologies, particularly in poultry, we do want to bring the sales force together.

To be clear, the customer-facing resources, we think that that’s some of our most valuable resources that we would like to protect, we will organize it in a way that is most effective in order to support that growth that you mentioned.

Some of the sales and marketing cost savings are really on the back end and things like trade shows and whatnot.

But we’re really going to focus.

So there will be an integration of those teams.

But in a way that just more effectively uses the resources that we have today.

Arni Sigurdsson^ Yes.

But I think just to add, I mean, it is clear that we’ll put the customer first here.

I mean that we’re going to — that’s where we’re going to focus.

We need to make sure that we are honoring and continuing to build those deep relationships that both companies have with our customers.

I mean those are, like Brian said, those are really valuable.

They are built over a long time.

So we will kind of have design with the customer in mind, and we’re kind of going into that phase to go into more details there. And I think there’s still kind of an element where we need to also learn more about each other businesses and so on.

But there is clearly an opportunity there to go better and more efficiently to the market and to our customers.

Mircea Dobre^ Okay. And I’m sorry, I’ll squeeze one more in, then I’m done. Going back to Slide 12, talking about your technologies.

Now at least in these two verticals, poultry and pet food, you span from primary all the way to end the line as a combined entity.

I’m curious, from a competitive landscape, is there anybody else out there that has similar capabilities to you?

Or at this point is your offering relatively unique in terms of scale?

Brian Deck^ Sure. Thank you.

I would say in these two markets, we are pretty unique.

We’ve got — and I would say not just in terms of the breadth of the offering and the corresponding nature, but the quality of the technology.

So these two markets we highlighted, in particular, obviously not every market, we have as much of a breadth advantage from an offering perspective.

But certainly these two are, I would say pork is probably the next most integrated model that we would have and then depending on markets, thereafter. But these, in particular, I would say we do stand out.

Operator^ I will now hand the call back over to Mr. Brian Deck for closing remarks.

Brian Deck^ Thank you. And before I close it out, late-breaking news, as we’ve been sitting here on the call we just got — realized that the FSA has now approved the NASDAQ Icelandic prospectus, which finalizes the regulatory process from them.

We still need to sign those documents and put them into the public domain here shortly, but that’s really good news as we sit here on the call.

So thank you all for joining us today.

I really appreciate the participation. As you can see, we’re very excited about the opportunity. We’re pleased with the progress we’re making. We also have a fair amount of work to do, both from the final noncompetition, our regulatory process.

We’ve begun the pre-integration process that we talked about. But all things do seem to be on track here, and we again continue to target a fiscal year-end close. So thanks for all for joining today. I appreciate it, and we’ll talk soon.

Operator^ This concludes today’s conference. Thank you, all for joining. You may now disconnect.

Forward-Looking Statements

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their demand for our goods and services; availability of and access to financial and other resources; the risk factors discussed in the Registration Statement on Form S-4, including the preliminary proxy statement/prospectus contained therein, filed by JBT in connection with the offer; and other factors described under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in JBT’s most recent Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (the “SEC”) and in any subsequently filed Quarterly Reports on Form 10-Q. JBT cautions shareholders and prospective investors that actual results may differ materially from those indicated by the forward-looking statements. JBT undertakes no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future developments, subsequent events or changes in circumstances or otherwise.

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Copies of this communication and formal documentation relating to the offer will not be, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any jurisdiction where local laws or regulations may result in a significant risk of civil, regulatory or criminal exposure if information concerning the offer is sent or made available to Marel shareholders in that jurisdiction or any jurisdiction where to do so would violate the laws of that jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any such jurisdiction.

Note to U.S. Shareholders

It is important that U.S. shareholders understand that the offer and any related offer documents are subject to disclosure and takeover laws and regulations in Iceland and other European jurisdictions, which may be different from those of the United States. The offer will be made in compliance with the U.S. tender offer rules, including Regulation 14E under the Exchange Act, and any exemption

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Important Additional Information

No offer of JBT securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption from registration, and applicable European regulations, including the Icelandic Prospectus Act no. 14/2020 and the Icelandic Takeover Act no. 108/2007 on takeovers. In connection with the offer, JBT has filed with the SEC a Registration Statement on Form S-4, which contains a preliminary proxy statement/prospectus. Additionally, JBT has filed with the Financial Supervisory Authority of the Central Bank of Iceland (the “FSA”) a prospectus in accordance with Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 for the shares to be issued in connection with the offer and for the listing and admission to trading on Nasdaq Iceland of JBT securities (the “prospectus”) and an offer document, which have been approved by the FSA. SHAREHOLDERS OF JBT AND MAREL ARE URGED TO READ THE FORM S-4, INCLUDING THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN, THE PROSPECTUS, AND THE OFFER DOCUMENT, AS APPLICABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR THE FSA CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. JBT and Marel shareholders may obtain a free copy of the proxy statement/prospectus (when available), as well as other filings containing information about JBT, without charge, at the SEC’s website at www.sec.gov, and on JBT’s website at https://ir.jbtc.com/overview/default.aspx. Following the launch of the offer, you may obtain a free copy of the prospectus on the FSA’s website at www.fme.is and on JBT’s website at https://ir.jbtc.com/overview/default.aspx as well as a free copy of the offer document.

Participants in the Solicitation

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Investors & Media:

Kedric Meredith

(312) 861-6034

kedric.meredith@jbtc.com

Marlee Spangler

(312) 861-5789

marlee.spangler@jbtc.com